Filed by Medtronic, Inc. (SEC File No.: 001-07707)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

SEC File No.: 001-33259

Date: June 27, 2014

To: All Medtronic Employees

Date: Friday, June 27, 2014

Questions and Answers about the Covidien Acquisition

1.	What happens during integration? What can I expect from now until closing?

•	We know from our own experience in acquiring companies what is involved in executing an integration – the most important part being thorough planning from members of both companies.

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Medtronic and Covidien – that will determine how to best unite the organizations and ensure a smooth transition.

•	We are just now in the process of beginning the integration planning, and are in the process of selecting some of the key leaders from both companies to help oversee and guide the planning process. We have announced that Geoff Martha will lead the integration for Medtronic and we will announce other key leaders soon.

•	Until the transaction is completed, Medtronic and Covidien remain independent companies. Let’s continue to go about our business and stay focused on our normal responsibilities. The best thing that all of us can do is continue to support Medtronic – and each other – as we always have in the past.

2.	How should Medtronic employees interact with Covidien employees until the transaction closes (in the fourth quarter of calendar year 2014 or early 2015)?

•	Until the acquisition closes, Medtronic and Covidien employees should not engage with each other. In case of any questions, please contact your manager.

•	You may hear references to “gun-jumping,” which is a term that describes prohibited business integration (and some integration planning or information sharing) activities related to a pending business combination before a transaction has closed. Until the acquisition closes, Medtronic and Covidien remain independent entities and separate businesses in a competitive industry. Business decisions between signing and closing should continue to be made independent of the other party’s direction, mandate or control.

•	The two companies must take care to avoid even the perception that we have engaged in prohibited conduct.

3.	Who will be on the integration team?

•	The integration planning team will be comprised of leaders from both Medtronic and Covidien.

•	We are just now in the process of beginning the integration planning. We have announced that Geoff Martha will lead the integration for Medtronic and we will soon announce some of the other key leaders who will help oversee and guide the planning process.

4.	What is the rationale for this transaction?

•	The acquisition merges two companies under a single Mission – to alleviate pain, restore health and extend life for patients around the world. The combination of the two companies’ highly complementary product portfolios will allow the combined company to better serve both customers and patients.

•	The transaction is also driven by a strategic decision to combine the companies to be the world’s preeminent medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	The combined company will be able to offer one of the broadest portfolios of products, services and solutions to treat disease and improve surgical outcomes.

5.	What should we be telling our customers and distributors? What are the benefits to them?

•	Above all, this transaction will provide us with the ability to offer our customers one of the broadest portfolios of products, services and solutions to improve patient care and control costs.

•	The combined company will be the world’s premier medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with our valued customers.

•	Our customers should know that until the transaction is completed, both Medtronic and Covidien will continue to operate as separate, independent companies.

•	There should not be any change in day-to-day operations or corporate contracts as a result of the announcement of the transaction and the planning for its future success.

•	Our customers can continue to expect the innovative products and service that they have come to expect from Medtronic.

•	A customer letter has been approved for use if requested by customers to explain our position and the acquisition. Please contact the Vice President within your area or work group for more information.

6.	Where will Medtronic be headquartered?

Medtronic’s principal executive offices will be in Ireland. Medtronic’s operational headquarters including its executive leadership will remain in Minneapolis.

7.	Are you pursuing this transaction to execute an inversion and operate under a more friendly tax jurisdiction?

•	No, the transaction is driven by a strategic decision to combine the companies and become the world’s premier medical technology and services company. It allows us to treat more patients, in more ways, and in more places around the world. The transaction meaningfully accelerates Medtronic’s core strategies of therapy innovation, globalization and economic value.

•	The transaction will support Medtronic’s commitment to continually invest, innovate and create long-term value for shareholders.

•	The transaction is expected to reduce the combined company’s overall effective tax rate by approximately 1 to 2 percentage points. It will also give us more flexibility to access the cash from Covidien’s non-U.S. earnings and invest that cash in more ways, including venture investment, acquisition and R&D.

8.	How will this transaction impact Medtronic cash flow and investment in the U.S.?

•	This deal will provide Medtronic with greater access to funds that will allow us to grow our business, invest in technology innovation and return capital to our shareholders.

•	By merging with Irish-based Covidien, Medtronic will be able to access Covidien’s non-U.S. cash and accelerate and deepen its investments in technology, including in the U.S.

•	As a direct benefit of this structure, Medtronic will continue its strong investment in innovation by committing to invest $10 billion in the United States over the next 10 years in technology investments such as early stage venture capital investments, acquisitions, and R&D, above and beyond Medtronic’s and Covidien’s existing plans.

9.	What is going to happen to our executive/leadership team?

•	Members of the Medtronic executive leadership team will remain in their roles and work as usual until the deal closes.

•	At that time, Joe Almeida will step down from his role as Covidien’s Chairman, President and CEO and Omar Ishrak will assume the role of Chairman and CEO of the newly combined company.

10.	What will happen to the Medtronic brand?

Upon closing, our newly combined company will be called Medtronic plc. Decisions regarding specific sub-brands will be made later in this process.

11.	Will the Covidien businesses be integrated with the existing Medtronic businesses?

•	Subject to closing, we anticipate there are some elements of Covidien that fit very well within the Medtronic structure, and there are other elements of the Covidien business that may remain as separate yet complementary businesses within Medtronic.

•	The businesses fit very well together and we are committed to making this a world class transition.

12.	What does the acquisition mean for me and my specific position? When will I find out more?

•	Overall, the acquisition is about growth, and we expect there will be opportunities for employees of both companies as part of a larger, more diversified global organization.

•	We will conduct a thorough analysis of our global workforce, taking into account the needs of each business and each marketplace, to ensure we are best positioned to serve our customers’ and patients’ needs.

•	Any changes would be made in accordance with the law and any applicable notice, consultation and information requirements.

•	We do not expect to close the transaction until fourth quarter calendar year 2014 or early 2015. Until then, by law, both companies are required to operate independently. As always, we need to do what is in the best interest of our business, colleagues and customers.

13.	Will there be layoffs or site closings as a result of the acquisition?

•	Because our product portfolios are highly complementary, we anticipate that there will be little impact on jobs and roles for Medtronic employees. As with most acquisitions, there will be some consolidation activity, primarily in back-office functions. We will do a thorough assessment as part of our integration process and will continue to share our plans with employees and other constituents throughout the integration process.

•	Any changes would be made in accordance with the law and any applicable notice, consultation and information requirements.

14.	What are the capital gains tax implications for Medtronic employee shareholders as a result of this transaction?

•	We have mentioned in internal and external communications that Medtronic shareholders may have to pay capital gains taxes as a result of this transaction. However, there is no one simple answer because taxes vary based on many different individual parameters. We are developing additional information for employees that will help them assess the tax impact of the transaction on them personally. Look for further details from our HR Global Rewards Team. Personal tax situations differ. Employees are also advised to consult their personal tax advisors.

15.	What are the tax implications for Medtronic executives and members of the Board of Directors as a result of this transaction?

•	In cases where capital gains tax applies on the sale of MDT shares, it applies to everyone. This includes all Medtronic shareholders, employees, Medtronic executives and the Board of Directors.

•	Members of the Medtronic Board of Directors and some Medtronic executives who are “Section 16b Officers of Medtronic” are also subject to an excise tax, in addition to the capital gains tax and to the ordinary income tax that may apply to their equity compensation. This additional excise tax is applied to outstanding MDT stock awards.

•	Because the excise tax is applicable only to these leaders and is separate and additional to the capital gains tax described above and regular income tax, Medtronic will pay for this excise tax for Section 16b Officers using a tax “gross-up,” equalizing their tax treatment with those of other shareholders and employees.

16.	What do we do about open positions and hires we already have in the process?

We still have important roles to fill to continue to operate independently until closing. Each business and function will continue to determine which positions need to be filled to meet their business needs.

17.	What if a Covidien employee is seeking a job at Medtronic?

Due to legal and regulatory considerations, the two companies must remain two separate companies and operate independently of one another until the transaction closes. So you should treat the job application process the same way you would have prior to the acquisition announcement.

18.	What is the Covidien culture like?

Like ours, Covidien’s culture is centered around a commitment to constant innovation and the entrepreneurial spirit of employees is encouraged and fostered. Like us, they share a deep commitment to enhancing the quality of life for patients and improving outcomes for customers and shareholders globally.

19.	What should employees do in the interim, until the deal is closed?

•	Until the closing of this transaction, we will continue to operate as an independent company; we need to support the delivery of Medtronic quarterly operating plan commitments.

•	Let’s continue to do our jobs with determination and stay focused on our responsibilities. The best thing that all of us can do is continue to support Medtronic – and each other.

20.	How can I stay focused during this period of uncertainty?

It’s important to remember that each of us has an obligation to do our job and deliver on our commitments to our customers and patients around the world. You should continue to take pride in the work that you do. If you or any colleagues need additional support, remember the Medtronic Employee Assistance Program is available to you. You can consult with a Medtronic Employee Assistance Professional by phone or in person at multiple locations around the world. Go to MEAP online to find MEAP in your area. If MEAP is not available, your local Human Resources representative is available to help.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s, Medtronic’s and/or Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s and/or Covidien’s current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that these goals and expectations are not predictions of actual performance. Actual results may differ materially from current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s, Medtronic’s and/or Covidien’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the Securities and Exchange Commission, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014, in Covidien’s periodic public filings with the Securities and Exchange Commission, including but not limited to Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Medtronic’s and Covidien’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Statement Required by the Irish Takeover Rules

The directors of Medtronic accept responsibility for the information contained in this document. To the best of the knowledge and belief of the directors of Medtronic (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.